SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF JANUARY 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---
                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

CNPJ N 02 558 132/0001-69 / NIRE N 533 0000 580 0
                             A PUBLICLY-HELD COMPANY

               MINUTES OF THE 131ST (ONE HUNDRED AND THIRTY-FIRST)

         EXTRAORDINARY BOARD MEETING

The members of TCO's Board of Directors met at 4 PM (four-o'clock in the afternoon) of the 15th day of January, 2002 (two-thousand and two), by request of their President Mr. ALEXANDRE BELDI NETTO and in the presence of the Company's Statutory Audit Committee, at AV. JUSCELINO KUBITSCHEK DE OLIVEIRA, 154, in the city of Votorantim, in the state of Sao Paulo, Brazil, to which the absence of Board member ANTONIO FABIO BELDI was justified. Mr. ALEXANDRE BELDI NETTO, chairman of the Company's Board of Directors conducted the proceedings after inviting ARTHUR ANTONIO MAGALHAES FONSECA, to act as secretary. After due call for and installment of the present Board Meeting, the Chairman informed that the meeting would have as objective the following subject-matters: 1. APPROVAL OF THE CELEBRATION OF THE PROTOCOL FOR INCORPORATION OF TELEBRASILIA CELULAR S/A ("TBS") BY THE COMPANY (HENCEFORWARD REFERRED TO AS THE "INCORPORATION") AND ITS SUBMISSION TO THE SHAREHOLDERS' ASSEMBLY; 2. APPROVAL OF THE JUSTIFICATION OF INCORPORATION AND ITS SUBMISSION TO THE SHAREHOLDERS' ASSEMBLY; 3. APPROVAL OF THE CONTRACTING OF SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA TO VALUATE TBS'S AND THE COMPANY'S PERMANENT ASSETS AT MARKET VALUE IN ORDER TO SUBSIDIZE THE PREPARATION OF THE VALUATION REPORT ON THE INCORPORATION RATIO AND SUBMISSION OF THIS CONTRACT TO THE SHAREHOLDERS' ASSEMBLY; 4. CONTRACT OF DELOITTE & TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C TO PREPARE THE VALUATION REPORT TO BASE THE ESTABLISHMENT OF THE INCORPORATION`S SUBSTITUTION RATIO AND SUBMISSION OF THIS CONTRACT TO THE SHAREHOLDERS' ASSEMBLY; 5. APPROVAL OF THE CONTRACTING OF ERNST & YOUNG AUDITORES INDEPENDENTES S/C TO PREPARE THE VALUATION REPORT OF TBS'S NET EQUITY BASED ON ITS ACCOUNTING VALUE AND SUBMISSION OF THIS CONTRACT TO THE SHAREHOLDERS' ASSEMBLY; AND 6. CALL THE COMPANY'S SHAREHOLDERS ASSEMBLY TO DECIDE ON THE ABOVE-MENTIONED SUBJECT MATTERS BY JANUARY 31, 2002. After initial clarifications, the members of the Board of Directors unanimously approved all the subject matters contained in the Order of the Day, with no restrictions. In addition, the members of the Board of Directors approved the call for attendance to the shareholders assembly to be held on January 31, 2002. With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Votorantim, January 15, 2002. I hereby certify that the present document is a true copy of its original, drawn in its appropriate minute book.

                              ALEXANDRE BELDI NETTO

                              CHAIRMAN OF THE BOARD

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

              CNPJ N 02 558 132/0001-69 / NIRE N 533 0000 580 0

                             A PUBLICLY-HELD COMPANY

                                  RELEVANT FACT

The administrations of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. (the "Incorporating Company") and of TELEBRASILIA CELULAR S.A. (the "Incorporated Company" and in conjunction with the Incorporating Company, the "Companies"), in the form and for the purposes provided by CVM instructions No. 31/84 and 319/99, hereby present the terms and conditions for Incorporation of the Incorporated Company by the Incorporating Company (the "Incorporation").

1. REASONS FOR THE INCORPORATION. The Incorporation aims at (1) concentrating the liquidity of the shares issued by publicly-held Companies belonging to the TCO group (I.E. the Incorporating Company and the Incorporated Company) into one single Company, therefore reducing the cost of capital; (2) reducing administrative, operating and financial expenses required for maintenance of publicly-held Companies, and (3) using the administrative and commercial synergies existing between the two Companies in a more effective way. Accomplishment of these objectives should add value to the Incorporating Company and therefore benefit its shareholders. The Incorporation should also be advantageous for those shareholders migrating from the Incorporated Company to the Incorporating Company.

2. COSTS OF THE INCORPORATION. The cost of the Incorporation has been estimated at R$ 315,000.00 and comprises the agreements made with specialized Companies for preparation of valuation reports and for the provision of legal-assistance services, as well as all those expenses associated with publishing corporate acts, relevant facts and calls for attendance.

3. CORPORATE AND BUSINESS ACTS REQUIRED FOR COMPLETION OF THE INCORPORATION AND RELATED PROVISIONS. The transfer of shareholders shall be preceded by (1) a meeting of the Companies' boards of directors; (2) a meeting of the Companies' Statutory Audit Committees; (3) celebration of the Protocol for Incorporation and submission of this Protocol to the Companies' shareholders assemblies and
(4) submission of the Justification of Incorporation to the Companies' shareholders assemblies.

The Incorporation is subject to approval of the valuation report prepared based on the Incorporated Company's net equity and shall be submitted to the Companies' shareholders assemblies on January 31, 2002 at first call and if necessary on February 8, 2002 upon a second call.

Subsequently, after authorization of the Incorporation by the Brazilian National Telecommunications Agency (AGENCIA NACIONAL DE TELECOMUNICACOES - ANATEL), the Companies' shareholders will be invited to meet in assembly in order to approve the valuation report prepared based on the Incorporated Company's net equity and to manifest their final approval of the Incorporation.

4. THE NUMBER, THE TYPE AND THE CLASS OF SHARES TO BE ASCRIBED IN SUBSTITUTION OF EXTINGUISHING MEMBER RIGHTS; THE CRITERIA USED TO DEFINE SUBSTITUTION RATIOS AND THE REASONS FOR WHICH THE INCORPORATION IS CONSIDERED FAIR FOR SHAREHOLDERS. The holders of common shares and the holders of preferred shares of class "A" or class "B" issued by the Incorporated Company will receive preferred shares of the Incorporating Company. It is estimated that each share of the Incorporated Company will represent the right to 60.0700706878 preferred shares of the Incorporating Company. This substitution ratio was obtained by estimation and should be termed in a definitive way at a date no later than the date of the shareholders meeting to be held January 31, 2002. This definition is the responsibility of DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, supported by a report prepared by SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA.

The substitution ratio for holders of non-voting shares issued by the Incorporated Company will be calculated based on the net equity value of the Companies' shares, having both equity values evaluated at market value, according to the same criteria and at the same date: December 31, 2001.

As to the Incorporated Company's shareholders, it can be said that the Incorporation is fair, considering that the definition of the substitution ratio based on equity values at market price, will allow the appropriation by those shareholders of the difference between the latter value and the Incorporating Company's preferred shares at market rate, far above their net equity value at market price.

For  the  Incorporating  Company's  shareholders,   it  can  be  said  that  the
Incorporation is fair considering that the Incorporation will allow the appropriation of all the Incorporated Company's results, as well as of all the benefits mentioned under Item 1 above.

In addition, it should be emphasized that both the direct and the indirect controlling shareholder of the Incorporating Company, or the Companies controlled by them or associated to them bear no direct participation in the Incorporated Company.

The administration of the Companies has contracted with DELOITTE TOUCHE TOHMATSU CONSULTORES S/C LTDA for defining whether the terms and conditions of the Incorporation should be considered fair by using an economic and financial analysis of the Incorporation.

5. COMPARISON BETWEEN THE POLITICAL AND EQUITY-RELATED ADVANTAGES OF THE SHARES HELD BY THE CONTROLLING SHAREHOLDER AND BY THE REMAINING SHAREHOLDERS PRIOR TO

AND  AFTER  THE   INCORPORATION,   ALSO   CONSIDERING  THE  ALTERATIONS  TO  THE
CORRESPONDING RIGHTS.

There shall be no alteration to the political or the equity-related advantages of the shares held by the controlling shareholder of the Incorporating Company.

All shareholders of the Incorporated Company will hold preferred shares of the Incorporating Company.

No rights ascribed to the preferred shares of the Incorporating Company will be altered.

Described below are the political and the equity-related rights of the preferred shares issued by the Incorporating Company and those of the Incorporated Company.

A - Preferred shares issued by the Incorporating Company:


                    POLITICAL RIGHTS                                     EQUITY-RELATED RIGHTS
----------------------------------------------------------------------------------------------------------------
o   These  are   non-voting   shares,  except  for       o     Right  to  minimal, non-cumulative  dividends
    purposes of  decisions  voted in assembly  and             of 6%  per year on the value  resulting  from
    referring to (i) the  celebration of long-term             the  division of  the  subscribed  capital by
    agreements  between the Incorporating  Company             the  total  number  of  shares  issued by the
    or its  controlled  Companies on the one hand,             Incorporating Company.
    and  the   controlling   shareholder   or  the
    controlled,  associated Companies,  subject to       o     Priority in receiving capital  reimbursement,
    common  control or  controlled  by the latter,             with no premium.
    or  in  any  other  way  constituting  parties
    associated with the Incorporating  Company, on
    the  other  hand,   except   when   agreements
    observe standard  clauses;  (ii) alteration to
    the following statutory dispositions,  HEAD of
    Article 12, Article 13 and Article 37.


B - Common shares issued by the Incorporated Company:


                    POLITICAL RIGHTS                                     EQUITY-RELATED RIGHTS
----------------------------------------------------------------------------------------------------------------
o   Right to one vote in corporate deliberations.        o     There is no equity-related advantage.



C - Class "A" preferred shares issued by the Incorporated Company:


                    POLITICAL RIGHTS                                     EQUITY-RELATED RIGHTS
----------------------------------------------------------------------------------------------------------------
o   These shares bear no right to vote, except for       o     Right to  dividends 10% (ten  percent) higher
    purposes   of   electing   a   member  of  the             than those attributed to common shares;
    Incorporated  Company's  Board  of  directors,
    in conjunction  with  the holders of class "B"
    preferred shares.                                    o     Priority  in   reimbursing  capital  with  no
                                                               premium.



D - Class "B" preferred shares issued by the Incorporated Company:


                    POLITICAL RIGHTS                                     EQUITY-RELATED RIGHTS
----------------------------------------------------------------------------------------------------------------
o   These shares bear no  right  to  vote,  except       o     Right  to  minimal, non-cumulative  dividends
    for  purposes  of  electing  a  member  of the             of  6%  (six  percent)  per year on the value
    Incorporated Company's Board of directors,  in             resulting from the division of the portion of
    conjunction  with  the  holders  of  class "A"             capital  stock  represented  by the class "B"
    preferred shares.                                          preferred  shares  by  the  total  number  of
                                                               shares  of   this   class   issued   by   the
                                                               Incorporated Company.

                                                         o     Priority  in  reimbursing   capital  with  no
                                                               premium.

6. THE SHARES TO BE RECEIVED BY THE PREFERRED SHAREHOLDERS; THE REASONS FOR MODIFICATION OF THEIR RIGHTS, WHEN APPLICABLE, AND THE COMPENSATORY MECHANISMS. The preferred shareholders of the Incorporated Company will receive preferred shares issued by the Incorporating Company, irrespective of the class of those shares. Modification of the rights on the part of the preferred shares issued by the Incorporated Company are necessary due to the need to adjust the rights on the part of all three types of preferred shares involved in the Incorporation (class "A" and class "B" preferred shares issued by the Incorporated Company and the preferred shares issued by the Incorporating Company). The holders of preferred shares who suffer alteration to their rights (class "A" and class "B" preferred shares of the Incorporated Company) will benefit from the Incorporation, given the following facts: (i) they will become holders of shares with higher liquidity and (ii) they will add in the difference between the Incorporating Company's preferred share rate and the value of the Incorporating Company's net equity at market price, considering that the substitution ratio for the Incorporation is based on the net equity value at market price.

7. THE CRITERIA FOR VALUATION OF THE NET EQUITY; THE VALUATION'S DATE OF REFERENCE; AND THE TREATMENT OF FUTURE ALTERATIONS TO THE EQUITY-RELATED RIGHTS:
The valuation of the Companies' net equity is being carried out based on their accounting value and refers to December 31, 2001. The variations in the equity-related rights occurring after the valuation will be absorbed by the Incorporating Company. The balance of the equity-value variation relative to the Incorporated Company will be written as capital reserve, when positive, or as accumulated earnings, retained earnings, profits reserve or legal reserves, when negative.

8. SOLUTION TO BE ADOPTED AS TO THE CAPITAL SHARES OF ONE OF THE COMPANIES OWNED BY ANOTHER. The shares issued by the Incorporated Company and held by the Incorporating Company will be cancelled. The Incorporated Company is not a holder of shares issued by the Incorporating Company.

9. THE INCORPORATING COMPANY'S CAPITAL INCREASE. The Incorporation will be of the LINE-TO-LINE type. This way, the Incorporating Company's net equity figures (capital stock, profits reserve, among others) will be added the values written on the same lines of the Incorporated Company. The amount written as capital stock of the Incorporating Company as a result of the Incorporation will be reduced, however, by the percentage of shares issued by the Incorporated Company and held by the Incorporating Company. The value of the Incorporating Company's capital increase, to be established in a definitive way by the valuation report, was estimated at R$ 29,046,142.00 (twenty-nine million, forty-six thousand, one hundred and forty-two Brazilian Reais), assuming that the minority shareholders of the Incorporated Company will resign from their right to recess.

10. COMPOSITION AFTER INCORPORATION, BY TYPE AND BY CLASSES OF SHARES, OF THE CAPITAL OF THOSE COMPANIES REQUIRED TO ISSUE SHARES IN SUBSTITUTION FOR THE ONES BEING EXTINGUISHED. In case the substitution ratio is confirmed in the definitive report and if considering that there is no exercising of the right to recess by the dissenting shareholders of the Incorporated Company, the Incorporating Company's capital stock will be represented by 126,433,338,109 (one hundred and twenty-six billion, four hundred and thirty-three million, three hundred and thirty-eight thousand, one hundred and nine) common shares and 254,437,999,460 (two hundred and fifty-four billion, four hundred and thirty-seven million, nine hundred and ninety-nine thousand, four hundred and sixty) preferred shares.

11. THE VALUE OF REIMBURSEMENT FOR SHARES TO WHICH THE DISSENTING SHAREHOLDERS WILL BEAR THE RIGHT. The value of reimbursement payable for dissenting shareholders' shares of the Incorporated Company will be R$ 186.19 (one hundred and eighty-six Brazilian Reais and nineteen cents), based on the December 31, 2000 balance.

In addition to the reimbursement, the dissenting shareholders will have the right to request a special balance having as base-date a date no longer than 60 days prior to the shareholders meeting in which the valuation report for the Incorporation is to be approved.

12. COMPANIES CONTRACTED TO PREPARE REPORTS, WHOSE APPOINTMENT WILL BE SUBMITTED TO APPROVAL OF THE GENERAL ASSEMBLY. ERNST & YOUNG AUDITORES INDEPENDENTES S/C will be in charge of the accounting valuation report based on the Incorporated

Company's net equity. DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES will be responsible for the report determining the substitution ratio for the Incorporation. SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA. will conduct the valuation of the Incorporating Company's and the Incorporated Company's permanent assets at market value in order to subsidize the preparation of the valuation report of the Incorporation's substitution ratio.

The above-mentioned organizations have provided the Company with declarations stating their not having any present or past conflict or convergence of interests with the Incorporating Company, with their controllers or with the Incorporated Company or any minority shareholders of any one of the Companies, as well as with their respective partners or the Incorporation itself.

13. SUBMISSION OF THE INCORPORATION TO APPROVAL OF THE REGULATING AUTHORITIES. The Incorporation is subject to previous approval of the Brazilian National Telecommunications Agency (ANATEL) and conditional on such approval for purposes of implementation of the Incorporation.

14. THE REMAINING CONDITIONS FOR THE INCORPORATION. (a) the shares issued as a result of the Incorporated Company's Incorporation will bear the right to full dividends relative to the results of business year 2002; (b) prior to the date of the Incorporation the Incorporated Company will define the date of payment of interest on owned capital credited to its shareholders, in the form specified in the letter to Shareholders dated December 28, 2001. The dividends already stated for tax purposes will be paid at February 07, 2002. The interest on the capital and the dividends owed to the Incorporating Company by the Incorporated Company will not be paid but its value will be considered as a debt on the part of the Incorporated Company to the Incorporating Company for purposes of the valuations of the Companies' net equity.

15. ACCESS TO INCORPORATION DOCUMENTS: The Protocol for Incorporation, as well as its Justification and the remaining documents used in the preparation of the Incorporation, are available to the shareholders at the Companies' headquarters. Those documents will be filed at February 16, 2002, with the COMISSAO DE VALORES MOBILIARIOS established at the Sao Paulo Stock Exchange and with the SOCIEDADE OPERADORA DE ATIVOS S.A., locations at which they will also be available for examination by shareholders.

The valuation report on the Incorporated Company's net equity will be made available to the shareholders of the Companies at the same locations described above, as soon as they have been prepared.


                           Brasilia, January 15, 2002.
                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            TELEBRASILIA CELULAR S.A.
                          Mario Cesar Pereira de Araujo
                    President and Head of Investor Relations

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

              CNPJ N 02 558 132/0001-69 / NIRE N 533 0000 580 0

                             A PUBLICLY-HELD COMPANY

                   General Extraordinary Shareholders Meeting

                               Call for Attendance

The shareholders of Tele Centro Oeste Celular Participacoes S.A. are invited to meet in a general assembly to be held at the Company's headquarters, at SCS,
QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA-DF, on the 31st day of January, 2002, at 11:00 AM, to decide on the following Order of the Day: 1. APPROVE THE PROTOCOL FOR INCORPORATION OF TELEBRASILIA CELULAR S/A ("TBS") BY THE COMPANY (HENCEFORWARD REFERRED TO AS "THE INCORPORATION"); 2. APPROVE THE JUSTIFICATION OF INCORPORATION; 3. APPROVE AND RATIFY THE CONTRACTING OF DELOITTE & TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C TO PREPARE THE VALUATION REPORT TO BASE THE ESTABLISHMENT OF THE INCORPORATION'S SUBSTITUTION RATIO; 4. APPROVE AND RATIFY THE CONTRACTING OF SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA TO VALUATE TBS'S AND THE COMPANY'S PERMANENT ASSETS AT MARKET VALUE IN ORDER TO SUBSIDIZE THE PREPARATION OF THE VALUATION REPORT ON THE INCORPORATION'S SUBSTITUTION RATIO; 5. APPROVE AND RATIFY THE CONTRACTING OF ERNST & YOUNG AUDITORES INDEPENDENTES S/C TO PREPARE THE VALUATION REPORT OF TBS'S NET EQUITY BASED ON ITS ACCOUNTING VALUE; AND 6. APPROVE THE INCORPORATION OF TBS BY THE COMPANY, SUBJECT TO APPROVAL OF THE VALUATION REPORT OF TBS'S NET EQUITY.

GENERAL INSTRUCTIONS

1. Requests for representation at the Assembly should be filed with the Company's headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 2, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR, up to 24:00 (twenty-four) hours prior to the start of the Assembly

2. The shareholders participating in the Fungible Custody of the Stock Exchanges' Nominal Shares who wish to take part in this Assembly are required to provide a statement issued by the custodian no more than 2
     (two) days prior to the date of the Assembly and containing their respective shareholding.

                           Brasilia, January 15, 2002.
                              Alexandre Beldi Netto
                              Chairman of the Board

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

              CNPJ N 02 558 132/0001-69 / NIRE N 533 0000 580 0

                             A Publicly-Held Company

                               TO ALL SHAREHOLDERS
                               -------------------

Given the news disclosed by the press on this date regarding the possible offer made by Tele Centro Oeste Celular Participacoes S.A. ("TCO") to purchase some stockholding in Telemig Celular ("Telemig"), the administration of TCO hereby expressly declares to its shareholders and to the general public that considering the possible synergies existing between the operations of the companies involved we have decided to start negotiations aiming to integrate those activities by means of carrying out operations with Telemig's controlling group.

In the event Telemig's controlling shareholders manifest their interest in the operation, its consummation will be subject to several preceding conditions, including the organization of audits and obtaining corporate authorizations and approval from regulatory agencies.

It is important to clarify that no contracts or agreements have been drawn to link the parties in question.

As usual, TCO will keep its shareholders and the market informed on the development of this project.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                          MARIO CESAR PEREIRA DE ARAUJO
                    President and Investor Relations Director

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

              CNPJ N 02 558 132/0001-69 / NIRE N 533 0000 580 0

                             A PUBLICLY-HELD COMPANY

JUSTIFICATION OF INCORPORATION OF TELEBRASILIA CELULAR S.A. BY TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

The administrations of Tele Centro Oeste Celular Participacoes S.A. (henceforward referred to as the "Incorporating Company") and of Telebrasilia Celular S.A. (henceforward referred to as the "Incorporated Company" and in conjunction with the Incorporating Company, the "Companies"), herein present to their shareholders the Justification for Incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. (henceforward referred to as the "Incorporation"), in accordance with Article 225 of Law 6404/76.

The terms not capitalized and not defined in this Justification will bear the same meaning assigned to them in the Protocol for Incorporation of the Incorporated Company by the Incorporating Company and celebrated on the same date (the "Protocol"). In case that there is a discrepancy between the terms and conditions of this Justification and the Protocol, the dispositions in the Protocol shall prevail.

I    REASONS  AND AIMS OF THE  OPERATION  AND THE  INTEREST  OF THE  COMPANY  IN
ITS ACCOMPLISHMENT

The Incorporation aims at (1) concentrating the liquidity of the shares issued by publicly-held Companies belonging to the TCO group (I.E. the Incorporating Company and the Incorporated Company) into one single Company, therefore reducing the cost of capital; (2) reducing administrative, operating and financial expenses required for maintenance of publicly-held Companies, and (3) using the administrative and commercial synergies existing between the two Companies in a more effective way. Accomplishment of these objectives should add value to the Incorporating Company and therefore benefit its shareholders. The Incorporation should also be advantageous for those shareholders migrating from the Incorporated Company to the Incorporating Company.

II   THE SHARES TO BE ASCRIBED TO THE PREFERRED SHAREHOLDERS AND THE REASONS FOR
MODIFICATION OF THEIR RIGHTS

The preferred shareholders of the Incorporated Company will receive preferred shares issued by the Incorporating Company, irrespective of their class. The preferred shareholders of the Incorporated Company will receive preferred shares issued by the Incorporating Company, irrespective of the class of those shares. Modification of the rights on the part of the preferred shares issued by the Incorporated Company are necessary due to the need to adjust the rights on the part of the three types of preferred shares involved in the Incorporation (class "A" and class "B" preferred shares issued by the Incorporated Company and the preferred shares issued by the Incorporating Company). The holders of preferred shares who suffer alteration to their rights (class "A" and class "B" preferred shares of the Incorporated Company) will benefit from the Incorporation, given the following facts: (i) they will become holders of shares with higher liquidity and (ii) they will add in the difference between the Incorporating Company's preferred share rate and the value of the Incorporating Company's net equity at market price, considering that the substitution ratio for the Incorporation is based on the net equity value at market price.

III  COMPOSITION  AFTER  INCORPORATION,   BY  TYPE   AND   BY   CLASSES  OF  THE
INCORPORATING COMPANY'S SHARES

In case (A) the substitution ratio estimated under ITEM VI (A) below is confirmed in the definitive report and if (B) considering that there is no exercising of the right to recess by the dissenting shareholders of the Incorporated Company, the Incorporating Company's capital stock will be represented by 126,433,338,109 (one hundred and twenty-six billion, four hundred and thirty-three million, three hundred and thirty-eight thousand, one hundred and nine) common shares and 254,437,999,460 (two hundred and fifty-four billion, four hundred and thirty-seven million, nine hundred and ninety-nine thousand, four hundred and sixty) preferred shares.

The Incorporating Company will cancel as many shares maintained in treasury as necessary to keep the proportion between common shares and preferred shares at 1/3 common shares to 2/3 preferred.

IV   THE  VALUE OF REIMBURSEMENT FOR SHARES TO WHICH THE DISSENTING SHAREHOLDERS
WILL BEAR THE RIGHT

The Incorporation will give the right to recess only to the shareholders dissenting from the Incorporated Company. The value of reimbursement payable for dissenting shareholders' shares of the Incorporated Company will be R$ 186.19 (one hundred and eighty-six Brazilian Reais and nineteen cents), based on the December 31, 2000 balance.

The dissenting shareholders will have the right to request a special balance having as base-date a date no longer than 60 days prior to the shareholders meeting in which the valuation report for the Incorporation is to be approved.

V    GENERAL CONDITIONS FOR THE INCORPORATION

(A) APPROVAL BY ANATEL: The Incorporation is subject to previous approval of the Brazilian National Telecommunications Agency (ANATEL) and conditional on such approval for purposes of implementation of the Incorporation.

(B) APPROVAL BY THE COMPANIES' SHAREHOLDERS ASSEMBLIES: in order to implement the Incorporation, two general shareholders meetings should be held by the Incorporating Company and two general shareholders meeting should be held by the Incorporated Company. In the former, shareholders will examine the following for approval (i) the present Protocol, (ii) the Justification of Incorporation,
(iii) the appointed valuators, and (iv) the Incorporation itself, subject to approval of the Incorporated Company's net equity valuation report (henceforward referred to as the "First Assembly"); as to the latter, the Incorporated

Company's net equity valuation report will be submitted to approval by shareholders and the Incorporation itself, this last one in the definitive way (henceforward referred to as the "Second Assembly").

The First Assembly should be held on January 31, 2002 at a first call and if necessary there will be a second call on February 8, 2002. The Second Assembly will be held after approval of the Incorporation by ANATEL.

(C) ABSENCE OF CHANGE IN CONTROL: After implementation of the Incorporation, the Final Controlling Company will remain as direct holder of more than 50% (fifty percent) of the voting shares issued by the Incorporating Company, therefore keeping its control.

VI   THE  NUMBER, THE  TYPE  AND  THE  CLASS  OF  SHARES  TO   BE   ASCRIBED  IN
SUBSTITUTION   OF   EXTINGUISHING  MEMBER  RIGHTS; THE  CRITERIA  USED TO DEFINE
SUBSTITUTION RATIOS

(A) SUBSTITUTION RATIO: The holders of common shares and the holders of preferred shares of class "A" or class "B" issued by the Incorporated Company will receive preferred shares of the Incorporating Company. It is estimated that each share of the Incorporated Company will represent the right to 60.0700706878 preferred shares of the Incorporating Company. This substitution ratio was obtained by estimation and should be termed in a definitive way at a date no later than the date of the shareholders meeting to be held January 31, 2002. This definition is the responsibility of DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, supported by a report prepared by SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA.

(B) THE CRITERIA USED TO DEFINE THE SUBSTITUTION RATIO: The substitution ratio for holders of non-voting shares issued by the Incorporated Company will be calculated based on the net equity value of the Companies' shares, having both equity values evaluated at market value, according to the same criteria and at the same date: December 31, 2001.

(C)  THE  REASONS  FOR  WHICH  THE  INCORPORATION  IS  CONSIDERED  FAIR  FOR THE
SHAREHOLDERS: As to the Incorporated Company's shareholders, it can be said that the Incorporation is fair, considering that the definition of the substitution ratio based on equity values at market price, will allow the appropriation by those shareholders of the difference between the latter value and the Incorporating Company's preferred shares at market rate, far above their net equity value at market price.

For  the  Incorporating  Company's  shareholders,   it  can  be  said  that  the
Incorporation is fair considering that the Incorporation will allow the appropriation of all the Incorporated Company's results, as well as of all the benefits mentioned under Item 1 above.

In addition, it should be emphasized that both the direct and the indirect controlling shareholder of the Incorporating Company, or the Companies controlled by them or associated to them bear no direct participation in the Incorporated Company.

The administration of the Companies has contracted with DELOITTE TOUCHE TOHMATSU CONSULTORES S/C LTDA for defining whether the terms and conditions of the Incorporation should be considered fair by using an economic and financial analysis of the Incorporation.

(D) ROUNDING OF SHARE FRACTIONS: The fractions of shares will be rounded up, conditional on the credit of the difference by the Final Controlling Company.

VII THE CRITERIA FOR VALUATION OF THE NET EQUITY; THE VALUATION'S DATE OF REFERENCE; AND THE TREATMENT OF FUTURE EQUITY-RELATED VARIATIONS

(A) CRITERIA FOR VALUATION OF THE NET EQUITY: The value of the Incorporated Company's net equity is being defined based on its accounting value by ERNST & YOUNG AUDITORES INDEPENDENTES S/C, whose appointment by the administration of the Companies should be ratified by their shareholders during the First Assembly.

(B) DATE OF REFERENCE FOR THE VALUATION: The valuation of the Incorporated Company's net equity will consider December 31, 2001 as the base-date.

(C) TREATMENT OF FUTURE EQUITY-RELATED VARIATIONS: The variations occurring in the Incorporated Company's equity between December 31, 2001 and the date of the Second Assembly will be absorbed by the Incorporating Company. The balance of the equity-value variation relative to the Incorporated Company will be written as capital reserve, when positive, or as accumulated earnings, retained earnings, profits reserve or legal reserves, when negative. The result of this period will pertain to the Incorporating Company.

VIII SOLUTION TO BE ADOPTED AS TO THE CAPITAL SHARES OF ONE OF THE COMPANIES OWNED BY ANOTHER

The shares issued by the Incorporated Company and held by the Incorporating Company will be cancelled. The Incorporated Company is not a holder of shares issued by the Incorporating Company.

IX   THE   INCORPORATING   COMPANY'S   CAPITAL   INCREASE  AS  A  RESULT  OF THE
INCORPORATION

The Incorporation will be of the LINE-TO-LINE type. This way, the Incorporating Company's net equity figures (capital stock, profits reserve, among others) will be added the values written on the same lines of the Incorporated Company. The amount written as capital stock of the Incorporating Company as a result of the Incorporation will be reduced, however, by the percentage of shares issued by the Incorporated Company and held by the Incorporating Company. Therefore, considering the valuation report provided under CLAUSE VII (A), given the approval of the incorporation of the Incorporated Company, the Incorporating Company's capital stock shall be increased by R$ 29,046,142.00.

X    STATUTORY  ALTERATIONS  WHICH  SHALL  BE  APPROVED  IN  ORDER TO EFFECT THE
INCORPORATION

Only the articles referring to the value of the capital stock and to the number of shares issued will be altered consequent to the increase in capital stock and in the number of preferred shares issued by the Incorporating Company as a result of the Incorporation.

XI   THE REMAINING CONDITIONS FOR INCORPORATION

(A) DISTRIBUTION OF THE INCORPORATING COMPANY'S NET PROFIT: the shares issued as a result of the Incorporated Company's Incorporation will bear the right to full dividends relative to the results of business year 2002.

(B) DATE OF PAYMENT OF THE INCORPORATED  COMPANY'S INTEREST ON OWNED CAPITAL AND
DIVIDENDS: prior to the date of the Incorporation, the Incorporated Company will define the date of payment of interest on owned capital to be credited to its shareholders, in the form specified in the Letter to Shareholders dated December 28, 2001. The dividends already stated for tax purposes will be paid on February 7, 2002.

The interest on the capital and dividends owed to the Incorporating Company by the Incorporated Company will not be paid but its value will be considered a debt on the part of the Incorporated Company to the Incorporating Company, for purposes of the valuations of the Companies' net equity.

([Roll of signatures of the Justification of Incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. dated January 15, 2002]

                                      Brasilia, January 15, 2002.


TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.



-------------------------------------------
Mario Cesar Pereira de Araujo
President and Head of Investor Relations



-------------------------------------------
Sergio Assenco Tavares do Santos
Engineering Director



TELEBRASILIA CELULAR S/A



-------------------------------------------
Mario Cesar Pereira de Araujo
President and Head of Investor Relations



-------------------------------------------
Sergio Assenco Tavares do Santos
Engineering Director

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

              CNPJ N 02 558 132/0001-69 / NIRE N 533 0000 580 0

                             A PUBLICLY-HELD COMPANY

PROTOCOL FOR INCORPORATION OF TELEBRASILIA CELULAR S.A. BY TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

Using the present agreement, the parties, namely:

as the Incorporating Company,

(A) TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., a publicly-held company, headquartered in Brasilia, the Federal District of Brazil, at SCS QD. 2, BLOCO C, ACESSO 226, 7 ANDAR, registered with the Brazilian Tax-Roll (CNPJ/MF) under number 02558132/0001-69, for the purposes stated herein represented in the terms of its social bylaws by its directors signed below and henceforward referred to as the "Incorporating Company", as the Incorporated Company,

(B) TELEBRASILIA CELULAR S.A., a publicly-held company headquartered in Brasilia, the Federal District of Brazil, at SCS QD. 02, BLOCO C, ACESSO 226, 7 ANDAR and registered with the Brazilian Tax-Roll (CNPJ/MF) under number 02320032/0001-08, for the purposes stated herein represented in the terms of its corporate bylaws by its directors signed below and henceforward referred to as the "Incorporated Company");

and as final controller of the Incorporating Company,

(C) BID S.A., a publicly-held company headquartered in the city of Sorocaba, in the state of Sao Paulo, at AV. BRASIL, 331, SALA 3, registered with the Brazilian Tax-Roll under number 02573260/0001-81, for the purposes stated herein represented in the terms of its corporate bylaws by its director signed below and henceforward referred to as the "Final Controlling Company";

                                CONSIDERING THAT

(A) A Relevant Fact was published on December 18, 2001 by the Incorporating Company, by the Incorporated Company and by other companies controlled by the Incorporating Company, in which the Incorporating Company announced its intention to incorporate the Incorporated Company ("Incorporation");

(B) on this date, the boards of directors of both the Incorporating Company and the Incorporated Company approved the completion of the Incorporation and the celebration of the present Protocol;

(C) The Incorporation aims at (1) concentrating the liquidity of the shares issued by publicly-held Companies belonging to the TCO group (I.E. the Incorporating Company and the Incorporated Company) into one single Company, therefore reducing the cost of capital; (2) reducing administrative, operating and financial expenses required for maintenance of publicly-held Companies, and
(3) using the administrative and commercial synergies existing between the two Companies in a more effective way. Accomplishment of these objectives should add value to the Incorporating Company and therefore benefit its shareholders. The Incorporation should also be advantageous for those shareholders migrating from the Incorporated Company to the Incorporating Company.

(D)  the  Incorporating   Company  is  the  holding  company  and  controls  the
Incorporated Company, which has been granted the concession to operate Band "A" Cellular Mobile Services in the Federal District;

(E) in order for the Incorporation to be implemented it has to be approved by the Brazilian National Telecommunications Agency (ANATEL - Agencia Nacional de Telecomunicacoes), henceforward referred to as "ANATEL");

(F) in the terms provided under article 227 of Law 6404/76, the Incorporating Company shall succeed the Incorporated Company relative to all its rights and obligations;

DECIDE to celebrate to the present Protocol for Incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. (henceforward referred to as "Protocol"), under the following terms and conditions:

I    GENERAL INCORPORATION CONDITIONS

(A) APPROVAL BY ANATEL: the Incorporation will be subject to approval by ANATEL and the Incorporation will only be implemented conditional on such approval.

(B) APPROVAL BY THE COMPANIES' GENERAL SHAREHOLDERS MEETINGS: in order to implement the Incorporation, two general shareholders meetings should be held by the Incorporating Company and two general shareholders meeting should be held by the Incorporated Company. In the former, shareholders will examine the following for approval (i) the present Protocol, (ii) the Justification of Incorporation, (iii) the appointed valuators, and (iv) the Incorporation itself, subject to approval of the Incorporated Company's net equity valuation report (henceforward referred to as the "First Assembly"); as to the latter, the Incorporated Company's net equity valuation report will be submitted to approval by shareholders and the Incorporation itself, this last one in the definitive way (henceforward referred to as the "Second Assembly").

The First Assembly should be held on January 31, 2002 at a first call and if necessary there will be a second call on February 8, 2002. The Second Assembly will be held after approval of the Incorporation by ANATEL.

II   THE  NUMBER,  THE   TYPE  AND  THE  CLASS  OF  SHARES  TO  BE  ASCRIBED  IN
SUBSTITUTION   OF   EXTINGUISHING  MEMBER  RIGHTS;  THE  CRITERIA USED TO DEFINE
SUBSTITUTION RATIOS

(A) SUBSTITUTION RATIO: The holders of common shares and the holders of preferred shares of class "A" or class "B" issued by the Incorporated Company will receive preferred shares of the Incorporating Company. It is estimated that each share of the Incorporated Company will represent the right to 60.0700706878 preferred shares of the Incorporating Company. This substitution ratio was obtained by estimation and should be termed in a definitive way at a date no later than the date of the shareholders meeting to be held January 31, 2002. This definition is the responsibility of DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, supported by a report prepared by SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA.

(B) CRITERIA USED FOR THE DEFINITION OF THE SUBSTITUTION RATIOS: The substitution ratio for holders of non-voting shares issued by the Incorporated Company will be calculated based on the net equity value of the Companies' shares, having both equity values evaluated at market value, according to the same criteria and at the same date: December 31, 2001.

(C) REASONS FOR WHICH THE INCORPORATION IS CONSIDERED FAIR FOR SHAREHOLDERS: as to the Incorporated Company's shareholders, it can be said that the Incorporation is fair, considering that the definition of the substitution ratio based on equity values at market price will allow the appropriation by those shareholders of the difference between the latter value and the Incorporating Company's preferred shares at market rate, far above their net equity value at market price.

For  the  Incorporating  Company's  shareholders,   it  can  be  said  that  the
Incorporation is fair considering that the Incorporation will allow the appropriation of all the Incorporated Company's results, as well as of all the benefits mentioned under Item C above.

In addition, it should be emphasized that both the direct and the indirect controlling shareholder of the Incorporating Company, or the Companies controlled by them or associated to them bear no direct participation in the Incorporated Company.

The administration of the Companies has contracted with DELOITTE TOUCHE TOHMATSU CONSULTORES S/C LTDA for defining whether the terms and conditions of the Incorporation should be considered fair by using an economic and financial analysis of the Incorporation.

(D) ROUNDING OF SHARE FRACTIONS: The fractions of shares will be rounded up, conditional on the credit of the difference by the Final Controlling Company.

III THE CRITERIA FOR VALUATION OF THE NET EQUITY; THE VALUATION'S DATE OF REFERENCE; AND THE TREATMENT OF FUTURE EQUITY-RELATED VARIATIONS

(A) CRITERIA FOR VALUATION OF THE NET EQUITY: The value of the Incorporated Company's net equity is being defined based on its accounting value by ERNST & YOUNG AUDITORES INDEPENDENTES S/C, whose appointment by the administration of the Companies should be ratified by their shareholders during the First Assembly.

(B) DATE OF REFERENCE FOR THE VALUATION: The valuation of the Incorporated Company's net equity will consider December 31, 2001 as the base-date.

(C) TREATMENT OF FUTURE EQUITY-RELATED VARIATIONS: The variations occurring in the Incorporated Company's equity between December 31, 2001 and the date of the Second Assembly will be absorbed by the Incorporating Company. The balance of the equity-value variation relative to the Incorporated Company will be written as capital reserve, when positive, or as accumulated earnings, retained earnings, profits reserve or legal reserves, when negative. The result of this period will pertain to the Incorporating Company.

IV   SOLUTION  TO  BE  ADOPTED AS  TO THE CAPITAL SHARES OF ONE OF THE COMPANIES
OWNED BY ANOTHER

The shares issued by the Incorporated Company and held by the Incorporating Company will be cancelled. The Incorporated Company is not a holder of shares issued by the Incorporating Company.

V    THE   INCORPORATING  COMPANY'S   CAPITAL  INCREASE   AS  A  RESULT  OF  THE
INCORPORATION

The Incorporation will be of the LINE-TO-LINE type. This way, the Incorporating Company's net equity figures (capital stock, profits reserve, among others) will be added the values written on the same lines of the Incorporated Company. The amount written as capital stock of the Incorporating Company as a result of the Incorporation will be reduced, however, by the percentage of shares issued by the Incorporated Company and held by the Incorporating Company. Therefore, considering the valuation report provided under CLAUSE III (A), given the approval of the incorporation of the Incorporated Company, the Incorporating Company's capital stock shall be increased by R$ 29,046,142.00.

VI   STATUTORY  ALTERATIONS  WHICH  SHALL  BE  APPROVED  IN  ORDER TO EFFECT THE
INCORPORATION

Only the articles referring to the value of the capital stock and to the number of shares issued will be altered consequent to the increase in capital stock and in the number of preferred shares issued by the Incorporating Company as a result of the Incorporation.

VII  THE REMAINING CONDITIONS FOR INCORPORATION

(A) DISTRIBUTION OF THE INCORPORATING COMPANY'S NET PROFIT: the shares issued as a result of the Incorporated Company's Incorporation will bear the right to full dividends relative to the results of business year 2002.

(B) DATE OF PAYMENT OF THE INCORPORATED  COMPANY'S INTEREST ON OWNED CAPITAL AND
DIVIDENDS: prior to the date of the Incorporation, the Incorporated Company will define the date of payment of interest on owned capital to be credited to its shareholders, in the form specified in the Letter to Shareholders dated December 28, 2001. The dividends already stated for tax purposes will be paid on February 7, 2002.

The interest on the capital and dividends owed to the Incorporating Company by the Incorporated Company will not be paid but its value will be considered a debt on the part of the Incorporated Company to the Incorporating Company, for purposes of the valuations of the Companies' net equity.

VIII GENERAL DISPOSITIONS

(A) This Protocol cannot be altered unless the alteration is made in writing and signed by the parties.

(B) In the event any clause, disposition, term or condition of this Protocol comes to be considered void, the remaining clauses, dispositions, terms and conditions not affected by the latter consideration shall remain effective.

(C) The administrative region and the jurisdiction of Brasilia, Distrito Federal, has been selected to clarify all the matters resulting from the present Protocol. Any other jurisdiction shall be resigned in spite of any privileges it may represent.

[Roll of signatures of the Protocol for Incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. dated January 15, 2002]

The parties agree, celebrate and sign this PROTOCOL drawn in 3 (three) copies of equal and legal value and form for one single effect, together with the two witnesses identified below.

                              Brasilia, January 15, 2002.

                              TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.


                              --------------------------------------------------
                              Name: Mario Cesar Pereira de Araujo
                              Position: President and head of Investor Relations


                              --------------------------------------------------
                              Name: Sergio Assenco Tavares dos Santos
                              Position: Engineering Director


                              TELEBRASILIA CELULAR S.A.


                              --------------------------------------------------
                              Name: Mario Cesar Pereira de Araujo
                              Position: President and Head of Investor Relations


                              --------------------------------------------------
                              Name: Sergio Assenco Tavares dos Santos
                              Position: Engineering Director


                              BID S.A.


                              --------------------------------------------------
                              Name: Antonio Roberto Beldi
                              Position: Managing Director

[Roll of signatures of the Protocol for Incorporation of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A. dated January 15, 2002, continued]


WITNESSES:


----------------------------------
Name:

GENERAL TAXPAYERS REGISTRY:



----------------------------------
Name:

GENERAL TAXPAYERS REGISTRY:

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Tele Centro Oeste Cellular Holding Company



Date: January 17, 2002         By:         /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:    Mario Cesar Pereira de Araujo
                                      Title:   President